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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                       APPLIED GRAPHICS TECHNOLOGIES, INC.
                       (Name Of Subject Company (Issuer))

                                   ----------

                               KAGT HOLDINGS, INC.
                             KAGT ACQUISITION CORP.
                           KOHLBERG INVESTORS IV, L.P.
                         KOHLBERG TE INVESTORS IV, L.P.
                      KOHLBERG OFFSHORE INVESTORS IV, L.P.
                           KOHLBERG PARTNERS IV, L.P.

                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    037937208
                      (CUSIP Number of Class of Securities)

                                   ----------

                            Mr. Christopher Lacovara
                             KAGT Acquisition Corp.
                             c/o Kohlberg & Company
                                111 Radio Circle
                               Mt. Kisco, NY 10549
                            Telephone: (914) 241-7430
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                   ----------

                                   COPIES TO:

                              Daniel S. Evans, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

                            CALCULATION OF FILING FEE

================================================================================
         Transaction Valuation*                          Amount Of Filing Fee**
--------------------------------------------------------------------------------
             $8,559,980.25                                     $692.50
================================================================================

* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction value is based upon 10,070,565 shares of outstanding Common Stock, par value $.01 per share of the Subject Company as of May 31, 2003 and the expected merger consideration of $0.85 per share. Such outstanding shares assumes the exercise of 923,000 options, all outstanding in-the-money options to purchase shares of Common Stock of the Subject Company which are exercisable in connection with the transaction.

** In accordance with Exchange Act Rule 0-11(c) and Fee Rate Advisory #11 for fiscal year 2003, the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate transaction consideration of $8,559,980.25.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                     N/A
Form or Registration No.:                                                   N/A
Filing Party:                                                               N/A
Date Filed:                                                                 N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to a tender offer by KAGT Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of KAGT Holdings, Inc., a Delaware corporation ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Applied Graphics Technologies, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.85 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). This Schedule TO is being filed on behalf of the Purchaser and Parent. By virtue of its direct or indirect relationship with Parent and the Purchaser, each of Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P. and Kohlberg Partners IV, L.P. (collectively, "Kohlberg Fund IV") may be deemed to be bidders within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended, and as such are joining with Purchaser and Parent as filing persons with respect to this Schedule TO.

     The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively, are incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.  SUMMARY TERM SHEET

     The information set forth in the "SUMMARY TERM SHEET" of the Offer to Purchase is incorporated by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) The name of the subject company is Applied Graphics Technologies, Inc., and the address of its principal executive offices is 450 West 33rd Street, New York, New York 10001. The telephone number at such location is (212) 716-6600.

     (b) The information set forth in "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 6--Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a), (b), (c)(1) and (c)(2) The information set forth in "Section 9--Certain Information Concerning Parent and the Purchaser" and "Annex I:
Directors and Executive Officers of Parent, the Purchaser, Kohlberg Investors IV, Kohlberg TE Investors IV, Kohlberg Offshore Investors IV, Kohlberg Partners IV and Kohlberg Management IV, L.L.C." of the Offer to Purchase is incorporated herein by reference.

     (c)(3) To the best knowledge of Purchaser, Parent and Kohlberg Fund IV, none of Purchaser, Parent or Kohlberg Fund IV, nor any person listed in Annex I of the Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (c)(4) To the best knowledge of Purchaser, Parent and Kohlberg Fund IV, none of Purchaser, Parent or Kohlberg Fund IV, nor any person listed in Annex I of the Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF THE TRANSACTION.

     The information set forth in "Section 1--Terms of the Offer" and "Section 12--Purpose of the Offer; the Merger Agreement; Other Recapitalization Arrangements; Plans for the Company," "Section 3--Withdrawal Rights," "Section 4--Acceptance for Payment and Payment" and "Section 5--Certain U.S. Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a)(1) Other than the transactions described in Item 5(b) below, neither Purchaser, Parent, Kohlberg Fund IV nor, to the best knowledge of Purchaser, Parent or Kohlberg Fund IV, any of the persons listed in Annex I of the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are not natural persons during the past two years.

     (a)(2) Other than the transactions described in Item 5(b) below, neither Purchaser, Parent, Kohlberg Fund IV nor, to the best knowledge of Purchaser, Parent or Kohlberg Fund IV, any of the persons listed in Annex I of the Offer to Purchase have entered into any transaction with any executive officer, director or affiliate of the subject company that is a natural person with an aggregate value that exceeds $60,000 during the past two years.

     (b) The information set forth in the "INTRODUCTION," "Section 9--Certain Information Concerning Parent and Purchaser," "Section 11--Contacts and Transactions with the Company; Background of the Offer," and "Section 12--Purpose of the Offer; the Merger Agreement; Other Recapitalization Arrangements; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a),(c)(1)-(5) The information set forth in the "INTRODUCTION," "Section 11--Contacts and Transactions with the Company; Background of the Offer," and "Section 12--Purpose of the Offer; the Merger Agreement; Other Recapitalization Arrangements; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (c)(6),(7) The information set forth in "Section 7-- Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in "Section 9--Certain Information Concerning Parent and the Purchaser," "Section 11--Contacts and Transactions with the Company; Background of the Offer" and "Section 12--Purpose of the Offer; the Merger Agreement; Other Recapitalization Arrangements; Plans for the Company--The Tender Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

     (a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between the offeror and any of its executive officers, directors, controlling persons or subsidiaries and the subject company or any of is executive officers, directors, controlling persons or subsidiaries.

     (a)(2)-(5) The information set forth in "INTRODUCTION," "Section 14--Conditions to the Offer" and "Section 15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and the letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

EXHIBIT NUMBER      DOCUMENT
--------------      --------

(a)(1)              Offer to Purchase dated June 20, 2003.

(a)(2)              Form of Letter of Transmittal.

(a)(3)              Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Press Release issued by the Company on June 13, 2003 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on June 13, 2003).

(a)(8)              Summary Advertisement published in New York Times on June
                    20, 2003.

(b)(1) Commitment Letter, dated May 20, 2003 among Foothill Capital Corporation, Silver Point Capital, L.P. and Kohlberg Management IV, L.L.C.

(b)(2) Equity Commitment Letter, dated May 8, 2003, from Kohlberg Management IV, L.L.C. to the Company.

(d)(1) Agreement and Plan of Merger dated as of June 12, 2003 among Parent, the Purchaser and the Company.

(d)(2) Lock-up Agreement dated as of June 12, 2003 by and among the Company, Parent, Fleet National Bank, as Administrative Agent (the "Agent") and the lenders (the "Lenders") party to the Second Amended and Restated Credit Agreement dated as of April 15, 2003, by and among the Company, as borrower, the Agent and the Lenders.

(d)(3) Form of Subordinated Notes Undertaking, dated as of April 29 and May 7, 2003, among the Company and each of Ionian Nominees Limited, Securities Management Trust, Vasiliou & Co. Inc., Credit Suisse First Boston Equities Nominees Limited, Merrill Lynch, Maldon Electric Securities Limited, EAP Securities Limited and New Centurion Trust Limited.

(d)(4) Form of Preference Shares Undertaking, dated as of June 12, 2003, among the Company, Wace Group Limited and each of Aberdeen Asset Managers Ltd, New Star Asset Management Limited and INVESCO Asset Management Limited.

(d)(5) Preference Shares Undertaking, dated as of June 12, 2003, among the Company, Wace Group Limited and Applied Graphics Technologies (UK) Limited.

(d)(6) Confidentiality Agreement dated March 20, 2003 between the Company and Kohlberg Management IV, L.L.C.

(d)(7) Tender Agreement dated June 12, 2003 among Parent, the Purchaser and Applied Printing Technologies, L.P.

(d)(8) Form of Tender Agreement dated June 12, 2003 among Parent, the Purchaser and each of the Lenders.

(d)(9) Form of Tender Agreement dated June 12, 2003 among Parent, the Form of Purchaser and each of Fred Drasner, Martin Krall, Joseph Vecchiolla, David Parker and Marne Obernauer, Jr.

(g)                 None.

(h)                 None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        KAGT HOLDINGS, INC.

                                        By:  /s/ Christopher Lacovara
                                            ------------------------------------
                                            Name:  Christopher Lacovara
                                            Title: President


                                        KAGT ACQUISITION CORP.

                                        By:  /s/ Christopher Lacovara
                                            ------------------------------------
                                            Name:  Christopher Lacovara
                                            Title: President



                                        KOHLBERG INVESTORS IV, L.P.

                                        By:  Kohlberg Management IV, L.L.C.,
                                             its general partner

                                        By:  /s/ Christopher Lacovara
                                            ------------------------------------
                                            Name:  Christopher Lacovara
                                            Title: Authorized Member
                                                   Manager



                                        KOHLBERG TE INVESTORS IV, L.P.

                                        By:  Kohlberg Management IV, L.L.C.,
                                             its general partner

                                        By: /s/ Christopher Lacovara
                                            ------------------------------------
                                            Name:  Christopher Lacovara
                                            Title: Authorized Member
                                                   Manager



                                        KOHLBERG OFFSHORE INVESTORS IV, L.P.

                                        By:  Kohlberg Management IV, L.L.C.,
                                             its general partner

                                        By:  /s/ Christopher Lacovara
                                            ------------------------------------
                                            Name:  Christopher Lacovara
                                            Title: Authorized Member
                                                   Manager



                                        KOHLBERG PARTNERS IV, L.P.

                                        By:  Kohlberg Management IV, L.L.C.,
                                             its general partner

                                        By:  /s/ Christopher Lacovara
                                            ------------------------------------
                                            Name:  Christopher Lacovara
                                            Title: Authorized Member
                                                   Manager



Dated:  June 20, 2003

                                INDEX TO EXHIBITS


EXHIBIT NUMBER      DOCUMENT
--------------      --------

(a)(1)              Offer to Purchase dated June 20, 2003.

(a)(2)              Form of Letter of Transmittal.

(a)(3)              Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Press Release issued by the Company on June 13, 2003 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on June 13, 2003).

(a)(8)              Summary Advertisement published in New York Times on June
                    20, 2003.

(b)(1) Commitment Letter, dated May 20, 2003 among Foothill Capital Corporation, Silver Point Capital, L.P. and Kohlberg Management IV, L.L.C.

(b)(2) Equity Commitment Letter, dated May 8, 2003, from Kohlberg Management IV, L.L.C. to the Company.

(d)(1) Agreement and Plan of Merger dated as of June 12, 2003 among Parent, the Purchaser and the Company.

(d)(2) Lock-up Agreement dated as of June 12, 2003 by and among the Company, Parent, Fleet National Bank, as Administrative Agent (the "Agent") and the lenders (the "Lenders") party to the Second Amended and Restated Credit Agreement dated as of April 15, 2003, by and among the Company, as borrower, the Agent and the Lenders.

(d)(3) Form of Subordinated Notes Undertaking, dated as of April 29 and May 7, 2003, among the Company and each of Ionian Nominees Limited, Securities Management Trust, Vasiliou & Co. Inc., Credit Suisse First Boston Equities Nominees Limited, Merrill Lynch, Maldon Electric Securities Limited, EAP Securities Limited and New Centurion Trust Limited.

(d)(4) Form of Preference Shares Undertaking, dated as of June 12, 2003, among the Company, Wace Group Limited and each of Aberdeen Asset Managers Ltd, New Star Asset Management Limited and INVESCO Asset Management Limited.

(d)(5) Preference Shares Undertaking, dated as of June 12, 2003, among the Company, Wace Group Limited and Applied Graphics Technologies (UK) Limited.

(d)(6) Confidentiality Agreement dated March 20, 2003 between the Company and Kohlberg Management IV, L.L.C.

(d)(7) Tender Agreement dated June 12, 2003 among Parent, the Purchaser and Applied Printing Technologies, L.P.

(d)(8) Form of Tender Agreement dated June 12, 2003 among Parent, the Purchaser and each of the Lenders.

(d)(9) Form of Tender Agreement dated June 12, 2003 among Parent, the Purchaser and each of Fred Drasner, Martin Krall, Joseph Vecchiolla, David Parker and Marne Obernauer, Jr.

(g)                 None.

(h)                 None.